UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 22)
Cablevision Systems Corporation
(Name of Issuer)
Cablevision NY Group Class A Common Stock, par value $.01 per share
(Title of Class of Securities)
Cablevision NY Group Class A Common Stock: 12686C-10-9
(CUSIP Number)
Richard D. Bohm
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
212-909-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 30, 2008
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON

Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2007 Grantor Retained Annuity Trust and the Charles F. Dolan 2008 Grantor Retained Annuity Trust

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		27,029,702

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,189,350

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		27,029,702

WITH	10	SHARED DISPOSITIVE POWER

		1,189,350

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	28,219,052

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	10.9%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 37,525,617 shares of Cablevision NY Group Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of an equal number of shares of Cablevision NY Group Class B Common Stock, par value $0.01 per share (“Class B Common Stock”), held by other Reporting Persons hereto as to which Charles F. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON

Kathleen M. Dolan, individually and as a Trustee of the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the DC Kathleen Trust, the CFD Trust No. 1,

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 – See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		10,613

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,846,305

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,613

WITH	10	SHARED DISPOSITIVE POWER

		11,846,305

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,856,918

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.0%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 1,737,098 shares of Class A Common Stock beneficially owned by Dolan Children’s Foundation as to which the Reporting Person serves as a director, 893,462 shares of Class A Common Stock beneficially owned by trusts for which the Reporting Person serves as trustee or co-trustee, 18,380,744 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock beneficially owned by trusts for which the Reporting Person serves as trustee or co-trustee and 33,230,083 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Kathleen M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON

Lawrence J. Dolan, as a Trustee of the following sub trusts of the Charles F. Dolan 2001 Family Trust: sub trust fbo Kathleen M. Dolan, sub trust fbo Marianne Dolan Weber, sub trust fbo Deborah A. Dolan-Sweeney and sub trust fbo Thomas C. Dolan

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,068,740

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,068,740

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,068,740

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.1%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 106,362 shares of Class A Common Stock beneficially owned by trusts for which the Reporting Person serves as co-trustee, 2,634,008 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock beneficially owned by trusts for which the Reporting Person serves as co-trustee and 55,775,652 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Lawrence J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON

David M. Dolan, as a Trustee of the following sub trusts of the Charles F. Dolan 2001 Family Trust: sub trust fbo Kathleen M. Dolan, sub trust fbo Marianne Dolan Weber, sub trust fbo Deborah A. Dolan-Sweeney and sub trust fbo Thomas C. Dolan

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,217,809

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,090,740

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,217,809

WITH	10	SHARED DISPOSITIVE POWER

		5,090,740

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,308,549

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.6%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 106,362 shares of Class A Common Stock beneficially owned by trusts for which the Reporting Person serves as co-trustee, 2,634,008 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock beneficially owned by trusts for which the Reporting Person serves as co-trustee and 55,775,652 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which David M. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

CUSIP No.	12686C-10-9

1	NAME OF REPORTING PERSON

Paul J. Dolan, as a Trustee the Dolan Descendants Trust, the Dolan Grandchildren Trust, the Dolan Spouse Trust, the Dolan Progeny Trust, the D.C. Kathleen Trust, and the CFD Trust No. 1

I.R.S. Identification Nos. of above persons (entities only)

	Not applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	00 - See Item 3 of Statement

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A

	7	SOLE VOTING POWER

NUMBER OF		12,236

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		11,860,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		12,236

WITH	10	SHARED DISPOSITIVE POWER

		11,860,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,872,970

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	4.8%

14	TYPE OF REPORTING PERSON

	IN
*Excludes 608,317 shares of Class A Common Stock beneficially owned by trusts for which the Reporting Person serves as co-trustee, 3,707,834 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock beneficially owned by trusts for which the Reporting Person serves as co-trustee and 47,902,993 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock held by other Reporting Persons hereto as to which Paul J. Dolan disclaims beneficial ownership. This report shall not be construed as an admission that such person is the beneficial owner of such securities.

Amendment No. 22 to Schedule 13D
          This Amendment to Schedule 13D is being filed jointly by Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2007 Grantor Retained Annuity Trust (the “2007 GRAT”) and the Charles F. Dolan 2008 Grantor Retained Annuity Trust (the “2008 GRAT”); Kathleen M. Dolan, individually and as a Trustee of the Dolan Grandchildren Trust, the Dolan Descendants Trust, the Dolan Progeny Trust, the Dolan Spouse Trust (collectively, the “Family Trusts”), the DC Kathleen Trust and the CFD Trust No. 1; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust sub trust f/b/o Kathleen M. Dolan, the Charles F. Dolan 2001 Family Trust sub trust f/b/o Marianne Dolan Weber, the Charles F. Dolan 2001 Family Trust sub trust f/b/o Deborah Dolan-Sweeney and the Charles F. Dolan 2001 Family Trust sub trust f/b/o Thomas C. Dolan (the “2001 Sub Trusts”); David M. Dolan, as a Trustee of the 2001 Sub Trusts; and Paul J. Dolan, as a Trustee of each of the Family Trusts, the DC Kathleen Trust, and the CFD Trust No. 1 (the “Reporting Persons”). The Reporting Persons report on Schedule 13D as members of a group with Helen A. Dolan; James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, as a Trustee of the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Deborah Trust, the DC Marianne Trust, the CFD Trust No. 2, the CFD Trust No. 3, the CFD Trust No. 4, the CFD Trust No. 5 and the CFD Trust No. 6 and as sole Trustee of the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne Dolan Weber; Deborah A. Dolan-Sweeney; Lawrence J. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust sub trust f/b/o James L. Dolan and the Charles F. Dolan 2001 Family Trust sub trust f/b/o Patrick F. Dolan (with the 2001 Sub Trusts, the “2001 Trust”); David M. Dolan, as a Trustee of the Charles F. Dolan 2001 Family Trust sub trust f/b/o James L. Dolan and the Charles F. Dolan 2001 Family Trust sub trust f/b/o Patrick F. Dolan; Paul J. Dolan, as a Trustee of the DC James Trust, and the CFD Trust No. 6; Matthew J. Dolan, as a Trustee of the DC Marianne Trust, the DC Thomas Trust, the CFD Trust No. 3 and the CFD Trust No. 5; Mary S. Dolan, as a Trustee of the DC Deborah Trust, the DC Patrick Trust, the CFD Trust No. 2 and the CFD Trust No. 4 and Dolan Family LLC (collectively, the “Group Members”).
          The Schedule 13D (the “Schedule”) filed by the Group Members on March 19, 2004, as amended and supplemented by Amendment No. 1 filed on April 9, 2004, Amendment No. 2 filed on June 30, 2004, Amendment No. 3 filed on March 3, 2005, Amendment No. 4 filed on March 10, 2005, Amendment No. 5 filed on March 25, 2005, Amendment No. 6 filed on March 31, 2005, Amendment No. 7 filed on April 26, 2005, Amendment No. 8 filed on June 20, 2005, Amendment No. 9 filed on July 19, 2005, Amendment No. 10 filed on August 10, 2005, Amendment No. 11 filed on September 16, 2005, Amendment No. 12 filed on October 13, 2005, Amendment No. 13 filed on October 25, 2005, Amendment No. 14 filed on December 29, 2005, Amendment No. 15 filed on August 11, 2006, Amendment No. 16 filed on October 10, 2006, Amendment No. 17 filed on November 13, 2006, Amendment No. 18 filed on December 11, 2006, Amendment No. 19 filed on January 12, 2007, Amendment No. 20 filed on May 3, 2007, and Amendment 21 filed on November 7, 2007, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 22.
Item 2 Identity and Background.
The disclosure in Item 2 is hereby amended and supplemented by adding the following after the final paragraph thereof:
On May 22, 2008, Kathleen M. Dolan was elected to the Board of Directors by the Class B Common Stockholders.
Item 3 Source and Amount of Funds or Other Consideration
The disclosure in Item 3 is hereby amended and supplemented by adding the following after the final paragraph thereof:
On December 19, 2007, Charles F. Dolan received a compensatory grant from Issuer of 99,500 restricted shares of Class A Common Stock.

On March 3, 2008, Charles F. Dolan received a compensatory grant from Issuer of 113,200 restricted shares of Class A Common Stock.
On March 3, 2008, James L. Dolan received a compensatory grant from Issuer of 113,200 restricted shares of Class A Common Stock and on the same date his spouse received a compensatory grant from Issuer of 6,500 restricted shares of Class A Common Stock.
On March 3, 2008, Patrick F. Dolan received a compensatory grant from Issuer of 9,200 restricted shares of Class A Common Stock.
On March 3, 2008, the spouse of Deborah A. Dolan-Sweeney received a compensatory grant from Issuer of 9,200 restricted shares of Class A Common Stock.
On May 22, 2008, Marianne Dolan Weber received a compensatory grant from Issuer of 4,232 restricted stock units of Class A Common Stock.
On May 22, 2008, Kathleen M. Dolan received a compensatory grant from Issuer of 4,232 restricted stock units of Class A Common Stock.
On May 29, 2008, Patrick F. Dolan exercised options to acquire 10,122 shares of Class A Common Stock, using funds received the same day upon exercise of Stock Appreciation Rights and personal funds to pay the exercise price and taxes.
On May 29, 2008, the spouse of Deborah A. Dolan-Sweeney exercised options to acquire 3,870 shares of Class A Common Stock, using funds received the same day upon exercise of Stock Appreciation Rights and personal funds to pay the exercise price and taxes.
Item 4 Purpose of Transaction
The disclosure in Item 4 is hereby amended and supplemented by inserting the following after the final paragraph thereof:
“On July 30, 2008, Charles F. Dolan, individually and as trustee of each of the 2007 GRAT and 2008 GRAT, Kathleen M. Dolan and Paul J. Dolan, as trustees of the Family Trusts and the DC Kathleen Trust and CFD Trust No. 1, and Lawrence J. Dolan and David M. Dolan, as trustees of the 2001 Sub Trusts, as holders in the aggregate of a majority of the voting power of the Class B Common Stock, acting by written consent, elected Deborah A. Dolan-Sweeney and Brad Dorsogna to fill two existing vacancies on the Company’s board of directors.”
Item 5 Interest in Securities of the Issuer
The disclosure in Item 5(a) and (b) is hereby amended and restated to read in its entirety as follows:
“(a) and (b) The Group Members may be deemed to beneficially own an aggregate of 70,724,573 shares of Class A Common Stock as a result of their beneficial ownership of (i) 7,458,897 shares of Class A Common Stock (including 907,100 shares of restricted stock, 15,102 restricted stock units and options to purchase 1,412,250 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (ii) 63,265,676 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 23.8% of the shares of Class A Common Stock currently outstanding. Group Members in the aggregate may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 63,265,676 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (representing all outstanding Class B Common Stock) because of the terms of the Class B Stockholders Agreement. Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Charles F. Dolan may be deemed to beneficially own an aggregate of 28,219,052 shares of Class A Common Stock, including (i) 1,749,793 shares of Class A Common Stock (including 420,700 shares of restricted stock), (ii) options to purchase 729,200 shares of Class A Common Stock that are exercisable within sixty days of this filing, and (iii) 25,740,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.9% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,289,643 shares of Class A Common Stock (including 139,743 shares of Class A Common Stock owned of record personally, 420,700 shares of restricted stock owned of record personally and options owned of record personally to purchase 729,200 shares of Class A Common Stock that are exercisable within sixty days of this filing), and 25,740,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 13,540,059 shares of Class B Common Stock owned of record personally, 6,100,000 shares of Class B Common Stock owned by the 2007 GRAT and 6,100,000 shares of Class B Common Stock owned by the 2008 GRAT) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation. He disclaims beneficial ownership of 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Helen A. Dolan may be deemed to beneficially own an aggregate of 28,219,052 shares of Class A Common Stock, including (i) 1,749,793 shares of Class A Common Stock (including 420,700 shares of restricted stock), (ii) options to purchase 729,200 shares of Class A Common Stock that are exercisable within sixty days of this filing and (iii) 25,740,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 10.9% of the shares of Class A Common Stock currently outstanding. Helen A. Dolan holds no Issuer securities directly. She may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of (a) 1,189,350 shares of Class A Common Stock owned of record by the Dolan Family Foundation and (b) 1,289,643 shares of Class A Common Stock (including 139,743 shares of Class A Common Stock, 420,700 shares of restricted stock and options to purchase 729,200 shares of Class A Common Stock exercisable within sixty days of this filing) owned of record personally by her spouse, Charles F. Dolan, and 25,740,059 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock (including 13,540,059 shares of Class B Common Stock owned of record personally by her spouse, Charles F. Dolan, 6,100,000 shares of Class B Common Stock owned by the 2007 GRAT and 6,100,000 shares of Class B Common Stock owned by the 2008 GRAT). She disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
James L. Dolan may be deemed to beneficially own an aggregate of 1,434,445 shares of Class A Common Stock, including (i) 805,712 shares of Class A Common Stock (including 439,800 shares of restricted stock) and (ii) options to purchase 628,733 shares of Class A Common Stock that are exercisable within sixty days of this filing. This aggregate amount represents approximately 0.6% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,395,792 shares of Class A Common Stock (including 356,026 shares of Class A Common Stock owned of record personally, 422,700 shares of restricted stock owned of record personally and options owned of record personally to purchase 617,066 shares of Class A Common Stock that are exercisable within sixty days of this filing) and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 38,494 shares of Class A Common Stock (including 17,100 shares of restricted stock and options to purchase 11,667 shares of Class A Common Stock that are exercisable within sixty days of this filing) owned of record by his spouse and 159 shares of Class A Common Stock owned of record by a member of his household. He disclaims beneficial ownership of 159 shares of Class A Common Stock owned of record by a member of his household and 38,494 shares of Class A Common Stock (including 17,100 shares of restricted stock and options to purchase 11,667 shares of Class A Common Stock exercisable within sixty days of this filing) owned of record by his spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Thomas C. Dolan may be deemed to beneficially own 122,668 shares of Class A Common Stock. This amount represents approximately 0.05% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 122,668 shares of Class A Common Stock.
Patrick F. Dolan may be deemed to beneficially own an aggregate of 130,262 shares of Class A Common Stock, including (i) 110,140 shares of Class A Common Stock (including 23,300 shares of restricted stock) and (ii) options to purchase 20,122 shares of Class A Common Stock that are exercisable within sixty days of this filing. This aggregate amount represents approximately 0.06% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 129,034 shares of Class A Common Stock (including 85,612 shares of Class A Common Stock owned of record personally, 23,300 shares of restricted stock and options to purchase 20,122 shares of Class A Common Stock that are exercisable within sixty days of this filing), and (b) the current shared power to vote or direct the vote of and to dispose of or to direct the disposition of 1,228 shares of Class A Common Stock owned of record by the Daniel P. Mucci Trust (the “Mucci Trust”) for which he serves as co-trustee. He disclaims beneficial ownership of the securities held by the Mucci Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Kathleen M. Dolan may be deemed to beneficially own an aggregate of 31,131,124 shares of Class A Common Stock, including (i) 1,095,531 shares of Class A Common Stock (including 4,232 shares of restricted stock units) and (ii) 30,035,593 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 11.8% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 10,613 shares of Class A Common Stock owned of record personally (including 4,232 shares of restricted stock units) and an aggregate of 181,881 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 1,084,918 shares of Class A Common Stock owned of record by the CFD Trusts Nos. 1 -6 and 29,853,712 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust and the CFD Trusts Nos. 1 — 6. She disclaims beneficial ownership of 1,084,918 shares of Class A Common Stock owned of record by the CFD Trusts Nos. 1 — 6 and 30,035,593 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Thomas Trust, the DC Patrick Trust, the DC Kathleen Trust, the DC Marianne Trust, the DC Deborah Trust, the CFD Trusts Nos. 1 — 6, the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust and the Tara

Dolan 1989 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Marianne Dolan Weber may be deemed to beneficially own an aggregate of 25,251 shares of Class A Common Stock, including (i) 17,251 shares of Class A Common Stock (including 6,381 shares of Class A Common Stock owned of record personally and 10,870 restricted stock units) and (ii) options to purchase 8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing. This aggregate amount represents approximately 0.011% of the shares of Class A Common Stock currently outstanding. She may be deemed to have the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 25,251 shares of Class A Common Stock owned of record personally (including 6,381 shares of Class A Common Stock owned of record personally, 10,870 restricted stock units and options to purchase 8,000 shares of Class A Common Stock that are exercisable within sixty days of this filing).
Deborah A. Dolan-Sweeney may be deemed to beneficially own an aggregate of 102,980 shares of Class A Common Stock, including (i) 76,785 shares of Class A Common Stock (including 23,300 shares of restricted stock) and (ii) options to purchase 26,195 shares of Class A Common Stock that are exercisable within sixty days of this filing. This aggregate amount represents approximately 0.04% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 6,381 shares of Class A Common Stock owned of record personally, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 96,599 shares of Class A Common Stock (including 23,300 shares of restricted stock and options to purchase 26,195 shares of Class A Common Stock that are exercisable within sixty days of this filing) owned of record by her spouse. She disclaims beneficial ownership of the 96,599 shares of Class A Common Stock (including 23,300 shares of restricted stock and options to purchase 26,195 shares of Class A Common Stock that are exercisable within sixty days of this filing) owned of record by her spouse, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities.
Lawrence J. Dolan may be deemed to beneficially own an aggregate of 7,809,110 shares of Class A Common Stock, including (i) 319,086 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. He may be deemed to have the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,809,110 shares of Class A Common Stock, including 319,086 shares of Class A Common Stock owned of record by the 2001 Trust and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 319,086 shares of Class A Common Stock owned of record by the 2001 Trust and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
David M. Dolan may be deemed to beneficially own an aggregate of 9,048,919 shares of Class A Common Stock, including (i) 1,558,895 shares of Class A Common Stock and (ii) 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.8% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 1,217,809 shares of Class A Common Stock, including 20,986 shares of Class A Common Stock owned of record by the David M. Dolan Revocable Trust and 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,831,110 shares of Class

A Common Stock, including 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 1,000 shares of Class A Common Stock held by his spouse as custodian for a minor child, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust, and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust. He disclaims beneficial ownership of 1,196,823 shares of Class A Common Stock owned of record by the Charles F. Dolan Charitable Remainder Trust, 21,000 shares of Class A Common Stock owned of record by the Ann H. Dolan Revocable Trust, 1,000 shares of Class A Common Stock held by his spouse as custodian for a member of his household, 319,086 shares of Class A Common Stock owned of record by the 2001 Trust, and 7,490,024 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the 2001 Trust, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.
Paul J. Dolan may be deemed to beneficially own an aggregate of 16,189,121 shares of Class A Common Stock, including (i) 826,438 shares of Class A Common Stock, and (ii) 15,362,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 6.5% of the shares of Class A Common Stock currently outstanding. He may be deemed to have (a) the sole power to vote or direct the vote of and to dispose of or to direct the disposition of 461,006 shares of Class A Common Stock, including 12,236 shares of Class A Common Stock held as custodian for minor children and 448,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10, and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 15,728,115 shares of Class A Common Stock, including 14,429 shares of Class A Common Stock owned jointly with his spouse, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 1 and 6, and an aggregate of 15,362,683 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6. He disclaims beneficial ownership of the 12,236 shares of Class A Common Stock held as custodian for minor children, the 448,770 shares of Class A Common Stock owned of record by the CFD Trust No. 10, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 1 and 6, and an aggregate of 15,362,683 shares of Class B Common Stock owned of record by the Family Trusts, Dolan Family LLC, the DC James Trust, the DC Kathleen Trust, the CFD Trust Nos. 1 and 6, and this report shall not be deemed to be an admission that he is the beneficial owner of such securities. See Exhibit A.
Matthew J. Dolan may be deemed to beneficially own an aggregate of 7,625,895 shares of Class A Common Stock, including (i) 354,853 shares of Class A Common Stock and (ii) 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding.

He may be deemed to have (a) the current sole power to vote or direct the vote of and to dispose of or to direct the disposition of 3,850 shares of Class A Common Stock, including 2,400 shares of Class A Common Stock owned of record personally and 1,450 shares of Class A Common Stock held as custodian for a minor child and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,622,045 shares of Class A Common Stock, including an aggregate of 351,003 shares of Class A Common stock owned of record by the CFD Trust Nos. 3 and 5 and 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, and the CFD Trust Nos. 3 and 5. He disclaims beneficial ownership of 1,450 shares of Class A Common Stock held as custodian for a minor child, an aggregate of 351,003 shares of Class A Common Stock owned of record by the CFD Trust Nos. 3 and 5 and an aggregate of 7,271,042 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Marianne Trust, the DC Thomas Trust, and the CFD Trust Nos. 3 and 5, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
Mary S. Dolan may be deemed to beneficially own an aggregate of 7,633,486 shares of Class A Common Stock, including (i) 413,499 shares of Class A Common Stock and (ii) 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock. This aggregate amount represents approximately 3.2% of the shares of Class A Common Stock currently outstanding. She may be deemed to have (a) the current sole power to vote or direct the vote and to dispose of or direct the disposition of 6,750 shares of Class A Common Stock held as custodian for minor children and (b) the current shared power to vote or direct the vote of and to dispose of or direct the disposition of 7,626,736 shares of Class A Common Stock, including 23,837 shares of Class A Common Stock owned jointly with her spouse, an aggregate of 382,912 shares of Class A Common Stock owned of record by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon conversion of an equal number of shares of Class B Common Stock owned of record by the DC Deborah Trust, DC Patrick Trust, and CFD Trust Nos. 2 and 4. She disclaims beneficial ownership of 6,750 shares of Class A Common Stock held as custodian for minor children, an aggregate of 382,912 shares of Class A Common Stock owned of record by CFD Trust Nos. 2 and 4 and an aggregate of 7,219,987 shares of Class A Common Stock issuable upon the conversion of Class B Common Stock owned of record by the DC Deborah Trust, the DC Patrick Trust, and CFD Trust Nos. 2 and 4, and this report shall not be deemed to be an admission that such person is the beneficial owner of such securities. See Exhibit A.
(c) Since the most recent Amendment to the Schedule 13D filed on November 7, 2007, the following transactions in the Issuer’s Securities have been effected by Group Members:
On December 17, 2007, the 2007 GRAT was formed, with Charles F. Dolan as Trustee. On the same day, Charles F. Dolan transferred, as a gift, 6,100,000 shares of Class B Stock to the 2007 GRAT. Pursuant to Sections 15.1 and 15.5 of the Class B Stockholders Agreement, Charles F. Dolan became a party to the Class B Stockholders Agreement, as Trustee of the 2007 GRAT.
On December 19, 2007, Charles F. Dolan received a compensatory grant from Issuer of 99,500 restricted shares of Class A Common Stock.
On December 20, 2007, David M. Dolan disposed of 100 shares of Class A Common Stock through a gift.
On March 3, 2008, Charles F. Dolan received a compensatory grant from Issuer of 113,200 restricted shares of Class A Common Stock.

On March 3, 2008, James L. Dolan received a compensatory grant from Issuer of 113,200 restricted shares of Class A Common Stock and on the same date his spouse received a compensatory grant from Issuer of 6,500 restricted shares of Class A Common Stock.
On March 3, 2008, Patrick F. Dolan received a compensatory grant from Issuer of 9,200 restricted shares of Class A Common Stock.
On March 3, 2008, the spouse of Deborah A. Dolan-Sweeney received a compensatory grant from Issuer of 9,200 restricted shares of Class A Common Stock.
On March 25, 2008, the 2008 GRAT was formed, with Charles F. Dolan as Trustee. On the same day, Charles F. Dolan transferred, as a gift, 6,100,000 shares of Class B Stock to the 2007 GRAT. Pursuant to Sections 15.1 and 15.5 of the Class B Stockholders Agreement, Charles F. Dolan became a party to the Class B Stockholders Agreement, as Trustee of the 2008 GRAT.
On May 2, 2008, Charles F. Dolan disposed of 1,000 shares of Class A Common Stock through a gift.
On May 22, 2008, Marianne Dolan Weber received a compensatory grant from Issuer of 4,232 restricted stock units of Class A Common Stock.
On May 22, 2008, Kathleen M. Dolan received a compensatory grant from Issuer of 4,232 restricted stock units of Class A Common Stock.
On May 29, 2008, Patrick F. Dolan exercised 10,122 options with an exercise price of $6.8828. Pursuant to such option exercise, he acquired 10,122 shares of Class A Common Stock. On the same date, he exercised for cash an equal number of Stock Appreciation Rights, valued at the closing price on May 29, 2008 of $26.31 per share of Class A Common Stock.
On May 29, 2008, the spouse of Deborah A. Dolan-Sweeney exercised 3,870 options with an exercise price of $6.8828. Pursuant to such option exercise, he acquired 3,870 shares of Class A Common Stock. On the same date, he exercised for cash an equal number of Stock Appreciation Rights, valued at the closing price on May 29, 2008 of $26.31 per share of Class A Common Stock.
Item 7 Material to be Filed as an Exhibit.
The disclosure in Item 7 is hereby amended by restating Exhibit A in its entirety as Exhibit A attached hereto and supplemented by adding the following in appropriate numerical order:
Exhibit A: Trustee and Beneficiary List
Exhibit B.6: Joint Filing Agreement.

Signature.
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: July 31, 2008

CHARLES F. DOLAN individually and as Trustee of the Charles F. Dolan 2007 Grantor Retained Annuity Trust and the Charles F. Dolan 2008 Grantor Retained Annuity Trust

By:	*

KATHLEEN M. DOLAN, individually and as a Trustee for Dolan Grandchildren Trust, the Dolan Descendants Trust, the Dolan Progeny Trust, the Dolan Spouse Trust, the DC Kathleen Trust and the CFD Trust No. 1

By:	*

LAWRENCE J. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust f/b/o Kathleen M. Dolan, the Charles F. Dolan 2001 Family Trust f/b/o Marianne Dolan Weber, the Charles F. Dolan 2001 Family Trust f/b/o Deborah A. Dolan-Sweeney and the Charles F. Dolan 2001 Family Trust f/b/o Thomas C. Dolan

By:	*

DAVID M. DOLAN, as a Trustee of the Charles F. Dolan 2001 Family Trust f/b/o Kathleen M. Dolan, the Charles F. Dolan 2001 Family Trust f/b/o Marianne Dolan Weber, the Charles F. Dolan 2001 Family Trust f/b/o Deborah A. Dolan-Sweeney and the Charles F. Dolan 2001 Family Trust f/b/o Thomas C. Dolan

By:	*

PAUL J. DOLAN, as a Trustee of the Dolan Grandchildren Trust, the Dolan Descendants Trust, the Dolan Progeny Trust, the Dolan Spouse Trust, the D.C. Kathleen Trust and the CFD Trust No. 1

By:	*

* By:	/s/ Brian G. Sweeney

As Attorney-in-Fact

Exhibit A
     Each of Kathleen M. Dolan and Paul J. Dolan is currently a trustee (a “Trustee” and together, the “Trustees”) for each of the trusts listed below (collectively, the “Family Trusts”), which as of July 30, 2008, beneficially owned in the aggregate, either directly or indirectly through their membership interests in Dolan Family LLC, 7,978,925 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”). Class B Common Stock is convertible at the option of the holder thereof, share for share, into Class A Common Stock, par value $.01 per share, of the Issuer (the “Class A Common Stock”). Under each trust, if there are more than three Trustees, a majority of the Trustees must act with respect to voting and disposition of the Class B Common Stock, and unanimous consent is not required. If there are only two Trustees, both must consent. As a Trustee of the Family Trusts, each of the Trustees may be deemed to share the power to vote and dispose of all shares held by the Family Trusts and Dolan Family LLC. Under certain rules of the Securities and Exchange Commission, so long as the Trustees retain such powers, they may be deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting. The Trustees expressly disclaim beneficial ownership of such shares and this report shall not be construed as an admission that such persons are the beneficial owners of such securities.
     The following table lists the name of each Family Trust and the name of its beneficiary or description of its beneficiary class.

Name of Trust	Beneficiary
Dolan Descendants Trust	All descendants of Charles F. Dolan living at any time and from time to time.

Dolan Progeny Trust	All children of Charles F. Dolan living at any time and from time to time.

Dolan Grandchildren Trust	All children and grandchildren of Charles F. Dolan living at any time and from time to time.

Dolan Spouse Trust	All descendants of Charles F. Dolan living at any time and from time to time and their spouses.
     Pursuant to the provisions of the agreements governing the Family Trusts, the economic interest in the shares of the Issuer owned by each Family Trust is held by such trust’s beneficiary class. For each Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee (in each case, Paul J. Dolan) to any one or more of the members of such trust’s beneficiary class.
     Kathleen M. Dolan is a co-Trustee of each of the DC James Trust (with Paul J. Dolan as co-Trustee), the DC Patrick Trust (with Mary S. Dolan as co-Trustee), the DC Thomas Trust (with Matthew J. Dolan as co-Trustee), the DC Kathleen Trust (with Paul J. Dolan as co-Trustee), the DC Marianne Trust (with Matthew J. Dolan as co-Trustee) and the DC Deborah Trust (with Mary S. Dolan as co-Trustee) (together, the “DC Trusts”), which as of July 30, 2008, beneficially owned in the aggregate 11,493,942 shares of Class B Common Stock.

1

     The following table lists each DC Trust’s name and the name of its beneficiary (each a “Current Beneficiary”) .

Name of Trust	Beneficiary
DC James Trust	James L. Dolan

DC Patrick Trust	Patrick F. Dolan

DC Thomas Trust	Thomas C. Dolan

DC Kathleen Trust	Kathleen M. Dolan

DC Marianne Trust	Marianne Dolan Weber

DC Deborah Trust	Deborah A. Dolan-Sweeney
     For each of the DC Trusts other than the DC Kathleen Trust, distributions of income and principal can be made in the discretion of the Trustees to the Current Beneficiary. For the DC Kathleen Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee to the Current Beneficiary. For each of the DC Trusts, the Current Beneficiary has the power during his or her life to appoint all or part of his or her DC Trust to or for the benefit of one or more of his or her descendants.
     The beneficiary of any DC Trust can be said to have only a contingent economic interest in the securities of the Issuer held by such DC Trust because the non-beneficiary Trustee thereof has the sole discretion to distribute or accumulate the income from each DC Trust and the sole discretion to distribute the principal of each DC Trust to the beneficiary of such DC Trust.
     Kathleen M. Dolan is a co-Trustee of each of the CFD Trust No. 1 (with Paul J. Dolan as co-Trustee), CFD Trust No. 2 (with Mary Dolan as co-Trustee), CFD Trust No. 3 (with Matthew Dolan as co-Trustee), CFD Trust No. 4 (with Mary Dolan as co-Trustee), CFD Trust No. 5 (with Matthew J. Dolan as co-Trustee), and CFD Trust No. 6 (with Paul J. Dolan as co-Trustee) (collectively, the “CFD Children’s Trusts”). As of July 30, 2008, the CFD Children’s Trusts beneficially owned an aggregate of 1,084,918 shares of Class A Common Stock and 10,380,845 shares of Class B Common Stock.
     For each of the CFD Children’s Trusts, except CFD Trust No. 1, distributions of income and principal can be made in the Trustees’ discretion to the child of Charles F. Dolan and Helen A. Dolan who is the current beneficiary of the respective CFD Children’s Trust (the “Current CFD Beneficiary”). For CFD Trust No. 1, distributions of income and principal can be made in the non-beneficiary Trustee’s discretion to Kathleen M. Dolan who is the current beneficiary of this trust. The Current CFD Beneficiary has a power during his or her life to appoint all or part of the relevant CFD Children’s Trust to or for the benefit of one or more of the Current CFD Beneficiary’s descendants. Upon the death of the Current CFD Beneficiary, the relevant CFD Children’s Trust, if not previously terminated, will pass as appointed by the Current CFD Beneficiary to or for the benefit of one or more of the Current CFD Beneficiary’s descendants. Any unappointed portion of such Trust will pass, in further trust, per stirpes to the Current CFD Beneficiary’s then living descendants, or if none, per stirpes to the then living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan.

2

     The following table lists the CFD Children’s Trusts and the name of its beneficiary.

Name of Trust	Beneficiary
CFD Trust No. 1	Kathleen M. Dolan

CFD Trust No. 2	Deborah A. Dolan-Sweeney

CFD Trust No. 3	Marianne Dolan Weber

CFD Trust No. 4	Patrick F. Dolan

CFD Trust No. 5	Thomas C. Dolan

CFD Trust No. 6	James L. Dolan
     Paul J. Dolan is the sole Trustee of CFD Trust No. 10. As of July 30, 2008, CFD Trust No. 10 owned 448,770 shares of Class A Common Stock. Paul J. Dolan does not have an economic interest in any such shares, but, as the Trustee of CFD Trust No. 10, does have the power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as he retains such powers, he may be deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting.
     Distributions of income and principal of CFD Trust No. 10 can be made in the Trustee’s discretion to Marie Atwood, the current beneficiary, who is the sister of Helen A. Dolan. Marie Atwood has a power during her life to appoint all or part of CFD Trust No. 10 to or for the benefit of one or more of her descendants. Upon the death of Marie Atwood, the trust, if not previously terminated, will pass as appointed by Marie Atwood to or for the benefit of one or more of her descendants. Any unappointed portion of the trust will pass, in further trust, per stirpes to Marie Atwood’s then living descendants, or if none, among Marie Atwood’s heirs-at-law. Marie Atwood’s spouse, if he survives her, has a power during his life and upon his death to appoint all or part of any such continuing trust(s) to or for the benefit of one or more of Marie Atwood’s descendants.
     Kathleen M. Dolan is the sole Trustee of the Charles Dolan 1989 Trust (for the benefit of Charles P. Dolan), the Ryan Dolan 1989 Trust, the Marissa Waller 1989 Trust, and the Tara Dolan 1989 Trust (collectively, the “DC Grandchildren Trusts”). As of July 30, 2008, the DC Grandchildren Trusts beneficially owned an aggregate of 181,881 shares of Class B Common Stock. Until the respective beneficiary attains age 21, the income of the relevant DC Grandchildren Trust may be distributed to or for the benefit of such beneficiary as the Trustee’s discretion determines. Any net income not so distributed is to be accumulated and added to the principal of the relevant DC Grandchildren Trust. From and after the respective beneficiary attaining age 21, all of the net income of the relevant DC Grandchildren Trust is to be distributed to such beneficiary. In addition, during the continuance of relevant DC Grandchildren Trust, the Trustee in the Trustee’s discretion may distribute the principal of the relevant DC Grandchildren Trust to or for the benefit of the respective beneficiary. Upon the respective beneficiary attaining age 40, the relevant DC Grandchildren Trust for the respective beneficiary terminates and is to be distributed to such beneficiary. If the respective beneficiary dies before attaining age 40, such beneficiary has a testamentary general power of appointment over the relevant DC Grandchildren Trust. In default of the exercise of such power of appointment, the relevant DC Grandchildren Trust will be distributed to the respective beneficiary’s then-living issue, per stirpes, or if none, to Charles F. Dolan’s then-living grandchildren, in equal shares, or if none, to Charles F. Dolan’s then-living issue, per stirpes.
     The Marissa Waller 1989 Trust no longer owns any shares of the Issuer’s securities. Beneficiaries of each of the other DC Grandchildren Trusts can be said to have only a contingent economic interest in the securities of the Issuer, because such beneficiaries have not attained the age of 21.

3

     The following table lists the DC Grandchildren Trusts and the name of its beneficiary or description of the beneficiary class with respect to each such trust.

Name of Trust	Beneficiary
Charles Dolan 1989 Trust	Charles P. Dolan and descendants

Ryan Dolan 1989 Trust	Ryan Dolan and descendants

Marissa Waller 1989 Trust	Marissa Waller and descendants

Tara Dolan 1989 Trust	Tara Dolan and descendants
     Each of Lawrence J. Dolan and David M. Dolan (each, a “2001 Trustee” and together, the “2001 Trustees”) is currently a Trustee of the Charles F. Dolan 2001 Family Trust (the “2001 Trust”). As of July 30, 2008, the 2001 Trust owned 319,086 shares of Class A Common Stock and 7,490,024 shares of Class B Common Stock. The property held in the trust is divided into equal portions, each held in separate sub-trust, such that at all times there is one sub-trust in respect of each then living child of Charles F. Dolan. The beneficiary of each sub-trust is the child for whom the sub-trust was set apart, and the descendants of such child (each, a “Beneficiary” and, together, “the Beneficiaries”). As a 2001 Trustee, Lawrence J. Dolan has the shared power to vote and dispose of all shares held by the 2001 Trust. David M. Dolan, as a 2001 Trustee, shares the power to vote and dispose of all shares held by the 2001 Trust. Under certain rules of the Securities and Exchange Commission, so long as Lawrence J. Dolan and David M. Dolan retain such powers, each may be deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting.
     During the lives of Charles F. Dolan and Helen A. Dolan, distributions of income and principal of any sub-trust can be made in the discretion of Lawrence J. Dolan and David M. Dolan, as Trustees, to any of the Beneficiaries of such sub-trust. Upon the death of the survivor of Charles F. Dolan and Helen A. Dolan, the Trustee shall distribute any remaining trust principal to the child for whom such sub-trust was set apart or if such child is not then living, to such child’s then living descendants, per stirpes. If there are no such living descendants, then the Trustee shall distribute any remaining trust principal to the Dolan Family Foundation or any successor thereto or, if it is not then in existence, then to a charitable organization.
     Each Beneficiary has a right of withdrawal with respect to certain contributions made to his or her respective sub-trust that constitute a gift within the meaning of Chapter 12 of the Internal Revenue Code, and that do not exceed the gift tax exclusion found in Section 2503(b) of the Code. If the right of withdrawal is not exercised, such right lapses with respect to all or a certain portion of such gift (i) 30 days following Charles F. Dolan’s death, (ii) on the last day of the calendar year in which such gift is made (or 60 days following the gift, if later), and (iii) on the first day of the subsequent calendar year. A donor may deny any Beneficiary the right of withdrawal with respect to a gift. To the extent of this right of withdrawal, the Beneficiaries may be said to have a direct economic interest in trust assets, including, if applicable, securities of the Issuer which may be contributed as a gift to the 2001 Trust. Currently, no portion of trust assets may be withdrawn by any Beneficiary pursuant to the right of withdrawal.
     Except to the extent of the right of withdrawal, Beneficiaries of the 2001 Trust have only a contingent economic interest in the securities of the Issuer held by the 2001 Trust because Lawrence J. Dolan and David M. Dolan, as Trustees thereof have the sole discretion to distribute or accumulate the income and the sole discretion to distribute the principal of the 2001 Trust to the Beneficiaries.

4